SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 29, 2004 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated September 29, 2004, the Company reported that it has executed an agreement for the acquisition of 49.9% of the shares of Perez Cuesta S.A.C. e I. With the latter acquisition the Company will be the owner of approximately 68.8% of the shares of said company, whose principal activity is connected to the operation of the shopping center Mendoza Plaza Shopping from the city of Mendoza, as the Company previously had 18.90% of the shares of said Company. With this acquisition the Company will be positioned strategically in the influence area of the Province of Mendoza and the Cuyo region, where there are a strong affluence of national and foreign tourist. The transaction was informed to the Antitrust National Commission (“Comisión Nacional de Defensa de la Competencia”) in order to fulfill with the applying rules. The whole transaction is subordinated to said Commission’s approval.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: September 30, 2004